SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                       ----------------------------------
                                    FORM 6-K
                        REPORT OF FOREIGN PRIVATE ISSUER

                        Pursuant to Rule 13a-16 or 15d-16
                    Under The Securities Exchange Act of 1934

                          For the month of October 2006
                         Commission File Number: 1-13064

                           NOVA Chemicals Corporation
           1000 Seventh Avenue S.W., Calgary, Alberta, Canada, T2P 5L5
           -----------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

      Form 20-F  |_|                                         Form 40-F |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

           Yes |_|                                                No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A.
                                    ---

A copy of the Registrant's:

     (a) Interim financial statements for the third quarter, three months ended September 30, 2006.

is furnished herewith and is incorporated by reference into the following Registration Statements:

         Registration Statement on Form S-8 #33-47673
         Registration Statement on Form S-8 #333-520
         Registration Statement on Form S-8 #333-9076
         Registration Statement on Form S-8 #333-9078
         Registration Statement on Form S-8 #33-86218
         Registration Statement on Form S-8 #33-77308
         Registration Statement on Form S-8 #333-11280
         Registration Statement on Form S-8 #333-12910
         Registration Statement on Form S-8 #333-101793
         Registration Statement on Form S-8 #333-109424

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A copy of the Registrant's:

     (b)  section 302 certification of principal executive officer;
     (c)  section 302 certification of principal financial officer;
     (d) certification of principal executive officer pursuant to 18 U.S.C. ss. 1350; and
     (e) certification of principal financial officer pursuant to 18 U.S.C. ss. 1350 are furnished herewith.

Controls and Procedures

     (a) Evaluation of disclosure controls and procedures. Based on our management's evaluation (with the participation of our principal executive officer and principal financial officer), as of September 30, 2006, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, (the "Exchange Act")) are effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

     (b) Changes in internal controls. There were no changes in our internal control over financial reporting that occurred during our fiscal quarter ended September 30, 2006 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              NOVA Chemicals Corporation


                                              /s/ Jack S. Mustoe
                                              ----------------------------------
                                              Jack S. Mustoe
                                              Senior Vice-President, Chief Legal
                                              Officer and Corporate Secretary



October 18, 2006

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                                    EXHIBITS
                                    --------

Attached hereto is:

     99.1 the interim financial statements of NOVA Chemicals Corporation for the third quarter, three months ended September 30, 2006;

     99.2      section 302 certification of principal executive officer;

     99.3      section 302 certification of principal financial officer;

     99.4 certification of principal executive officer pursuant to 18 U.S.C. ss. 1350; and

     99.5 certification of principal financial officer pursuant to 18 U.S.C. ss. 1350.